Appendix 1

To Registration Certificate АВ-08262-04-19

    Dated March 4, 2019

“MAGA”

(immunostimulant for oral use)

Composition:

1 ml of the product contains active ingredients (%):

Magnesium chloride                  —  41.0

Extracts                                      —   10.0

wheat sprouts; nettle; amaranth; wormwood.

Inactive ingredients:  purified treated water.

Pharmaceutical form:

Liquid oil-like liquid of light brown to dark brown color, slightly detectable smell of herbs. pH of -2+\-0.5.

Pharmacological properties:

Magnesium chloride is an environmentally friendly mineral of natural origin with a bactericidal effect. Magnesium performs various functions in animal organisms. It is involved in supporting the normal acid-base balance and osmotic pressure in body fluids and tissues, and also provides the functional ability of the neuromuscular apparatus. Magnesium is a component of enzymes, it also regulates oxidative processes and is involved in thermoregulation. Magnesium is an intrinsic cation, found in the mitochondria of cells and participating in the process of intermediate metabolism as a specific activator or cofactor of a number of enzyme systems. Magnesium ion is involved in the assimilation and metabolism of energy, carbohydrates, fats, protein biosynthesis, influencing the state of nonspecific immunity, excitability of nerve endings, muscle contraction and skeletal calcification processes. .

The unique formula of “MAGA” has a bactericidal effect against gram-negative and gram-positive microorganisms, eliminates inflammatory processes in the gastrointestinal tract (including the oviduct in laying hens), inhibits toxic phenomena, preventing the accumulation of toxins from feed, has a general stimulating, tonic, adaptogenic and anti-stress effect.

 The selected formulation, namely the composition of extracts:  sprouts of wheat, wormwood, amaranth, nettle, magnesium chloride, etc., ensures normalization of metabolism in farm animals and poultry, improves the overall body resistance, regeneration of mucous membranes, increases the intensity and prolongation of egg production in laying hens, stimulates the digestive system, supplements the ovary of laying hens with macro- and microelements necessary for reproduction, increases the processes of poultry and animal weight formation, has hepatoprotective properties.

Application:

FA “MAGA” is used to increase the absorption of nutrients, eliminate intoxication, stimulate and normalize metabolism, increase the overall body resistance, reduce the effects of stress factors, normalize digestive processes.

Dosage:

The product is administered by watering with drinking water at the rate of 300 ml to 2500 ml of the product per 1000 liters of drinking water through the watering system.

    For preventive purposes, the product is used within 7 days in doses:

Laying breed hens — 300ml-1000ml per 1,000 liters of drinking water

Broiler chickens — 300ml-2000ml per 1,000 liters of drinking water.

Turkeys — 300ml-2500ml per 1,000 liters of drinking water.

             The working solution of the product must be prepared before use.

Contraindications:

 None.

Presentation form:

 Polymeric containers with a volume of 1l, 5l, 10l.

Storage

 In a dry dark place away from children at temperatures from 5 to 40 °C.

Shelf life: 36 months

Holder of the registration certificate:

LLC “IPAX-UKRAINE”, 01004,

. Kyiv, Velika Vasylkivska, bldg. 29/31, office 103

Mobile: +38 (099) 00 45 111; +38 (068) 00 45 111;

E-mail: ipaxukr@gmail.com